                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          U.S. FRANCHISE SYSTEMS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  902 956 30 9
        ---------------------------------------------------------------
                                 (CUSIP Number)

                              Harold S. Handelsman
                            Meridian Associates, L.P.
                           200 West Monroe, Suite 3800
                                Chicago, IL 60606
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 2, 2000
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 902 956 30 9                                       PAGE 2 OF 12 PAGES
----------------------                                       ------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Meridian Associates, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) / /
                                                                        (B) /X/

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     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                       N/A
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(E)                                 /X/

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                          2,099,775
      NUMBER OF        --------------------------------------------------------
       SHARES              8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                            4,511,307
        EACH           --------------------------------------------------------
     REPORTING             9       SOLE DISPOSITIVE POWER
    PERSON WITH
                                          2,099,775
                       --------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                          2,099,318
-------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       6,611,082
-------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                / /

-------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       33.1 %
-------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                       PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 902 956 30 9                                       PAGE 3 OF 12 PAGES
----------------------                                       ------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      HSA Properties, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) / /
                                                                        (B) /X/

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      N/A
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(E)                                 / /

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                          22,447
      NUMBER OF        --------------------------------------------------------
       SHARES              8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                            0
        EACH           --------------------------------------------------------
     REPORTING             9       SOLE DISPOSITIVE POWER
    PERSON WITH
                                          22,447
                       --------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                          0
-------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      22,447
-------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                / /

-------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      less than 1%
-------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                      CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 902 956 30 9                                       PAGE 4 OF 12 PAGES
----------------------                                       ------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      SDI, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) / /
                                                                        (B) /X/

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      N/A
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(E)                                 / /

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                          0
      NUMBER OF        --------------------------------------------------------
       SHARES              8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                            0
        EACH           --------------------------------------------------------
     REPORTING             9       SOLE DISPOSITIVE POWER
    PERSON WITH
                                          0
                       --------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                          0
-------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
-------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                / /

-------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
-------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                      CO
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Class A Common Stock, par value $0.01 per share, including Class A Common Stock issuable upon conversion of the Class B Common Stock (the "Common Stock"), of U.S. Franchise Systems, Inc. ("USFS"), which has its principal executive office at 13 Corporate Square, Suite 250, Atlanta, GA 30329.

ITEM 2.   IDENTITY AND BACKGROUND

     Meridian Associates, L.P., an Illinois limited partnership ("Meridian"), SDI, Inc., a Nevada corporation ("SDI") and HSA Properties, Inc., a Delaware corporation ("HPI" and with Meridian and SDI, the "Reporting Entities") were each formed solely for the purposes of holding interests in other entities. Except as otherwise indicated below, the business address and principal office address of each Reporting Entity is 200 West Madison Street, Suite 3800, Chicago, IL 60606.

     Meridian Investments, Inc. is the general partner of Meridian and is a Delaware corporation. Its executive officers are: (i) Nicholas J. Pritzker, President, (ii) Thomas J. Pritzker, Vice President and Secretary, (iii) Glen Miller, Vice President, Treasurer and Assistant Secretary, (iv) John Kevin Poorman, Vice President, and (v) Harold S. Handelsman, Vice President. Meridian Investment, Inc.'s board of directors consists of Nicholas J. Pritzker, Thomas J. Pritzker and Glen Miller.

     The following individuals are the executive officers of SDI:
     (i) Thomas J. Pritzker, President, (ii) Harold S. Handelsman, Vice President, Secretary and Treasurer, (iii) Paul A. Bible, Vice President, having a business address at 201 West Liberty Street, Reno, NV 89501, and (iv) Kirk Rose, Vice
     President. SDI's board of directors consists of Thomas J. Pritzker, Harold S. Handelsman and Paul A. Bible.

     The following individuals are the executive officers of HPI:
     Nicholas J. Pritzker, President, (ii) Glen Miller, Vice President, Treasurer and Assistant Secretary, (iii) Thomas J. Pritzker, Vice President and Secretary, (iv) John Kevin Poorman, Vice President and (v) Harold S. Handelsman, Vice President. HPI's board of directors consists of Nicholas J. Pritzker, Glen Miller, Thomas J. Pritzker, and John Kevin Poorman.

     The following is the title and principal occupation of each of the individuals who are officers or directors of the Reporting Entities. Unless otherwise noted below, each individual has their principal business address at 200 West Monroe, Suite 3800, Chicago, IL 60606 and is a U.S. citizen.

      Nicholas J. Pritzker
           Chairman of the Board and President
           Hyatt Development Corporation (hotel development)

      Thomas J. Pritzker
           Chairman of the Board, President and CEO
           Hyatt Corporation (hotel ownership and management)

      Harold S. Handelsman
           Sr. Vice President, General Counsel and Secretary
           Hyatt Corporation (hotel ownership and management)

      Glen Miller
           President and CEO
           Diversified Financial Management Corporation (financial management)

      John Kevin Poorman
           Executive Vice President and General Counsel
           Pritzker Realty Group (real estate development and management)

      Kirk Rose
           Vice President - Finance
           Hyatt hotels Corporation (hotel management)

      Paul A. Bible
           Attorney
           Bible, Hoy & Trachok
           201 West Liberty Street, Reno, NV 89501

     During the last five years, none of the Reporting Entities, the general partner of Meridian or, to the knowledge of the Reporting Entities, the executive officers or directors of SDI, HPI or the general partner of Meridian has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     SDI, Meridian and HPI may constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their beneficial ownership of shares of Common Stock of USFS to which this Schedule 13D relates. However, each of the Reporting Entities is of the view that the Reporting Entities are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other Reporting Entities within the meaning of Rule 13d-3 promulgated under the Act, and each of the Reporting Entities disclaims control and beneficial ownership of any Class A Common Stock owned by the other Reporting Entities.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     N/A

ITEM 4.   PURPOSE OF TRANSACTION

     Execution of the Recapitalization Agreement. On June 2, 2000 the Reporting Entities entered into a Recapitalization Agreement with USFS (the "Recapitalization Agreement") pursuant to which USFS will commence a tender offer to purchase (the "Offer") up to an aggregate of 8,666,666 but not less than 3,000,000, shares of Common Stock and SDI will purchase 75,000 shares of preferred stock of USFS for an aggregate of $75,000,000. The Reporting Entities have agreed not to tender any of the shares of Common Stock currently owned in the Offer. Upon consummation of the transactions contemplated by the Recapitalization Agreement, the Reporting Entities will have control of the Company.

     In connection with the Recapitalization Agreement, Meridian entered into certain agreements with (i) Michael A. Leven, USFS' Chairman of the Board, President, and Chief Executive Officer and his spouse ("Leven"), and (ii) Neil K. Aronson ("Aronson"), USFS' Chief Financial Officer (the "Voting Agreements"). The Reporting Entities may be deemed to have acquired beneficial ownership of shares of Common Stock held by Leven and Aronson because the Voting Agreements require Leven and Aronson, each a substantial holder of USFS stock, to vote their shares, at the upcoming annual meeting of stockholders, in favor of (i) the issuance to SDI of two new series of USFS preferred stock and the issuance of Class A Common Stock upon the conversion thereof in accordance with the Recapitalization Agreement and (ii) amendments to USFS' Certificate of Incorporation which shall result in (1) the elimination of the provisions prohibiting stockholder action by written consent, (2) the elimination of the provisions requiring supermajority voting and (3) the addition of various protections for minority stockholders of the Company after consummation of the Offer, including (a) the inclusion of at least three independent directors on the Board of Directors, and (b) a minimum price at which the Company may purchase Shares on the open market, pursuant to a tender offer or exchange, or by any other transaction. In addition, pursuant to the

Voting Agreement, Aronson has agreed to tender all of his shares in the Offer including all of his shares of Class B Common Stock which shall be converted into shares of Class A Common Stock. All of Leven's shares of Class B Common Stock not tendered in the Offer shall remain shares of Class B Common Stock. The complete text of the Recapitalization Agreement and the documents executed in connection therewith, including the Voting Agreements, have been attached as an exhibit to the Current Report on Form 8-K filed by USFS on June 6, 2000 and are hereby incorporated herein by reference.

     Pursuant to the Voting Agreements, Leven and Aronson have agreed to vote their shares as described above and therefore may be deemed to have granted to the Reporting Entities beneficial ownership over 1,803,388 shares of Class A Common Stock and 2,707,919 shares of Class B Common Stock. Shares of Class B Common Stock have the right to vote 10 votes per share. Although the Reporting Entities share beneficial ownership with respect to shares held by Leven and Aronson, the Reporting Entities do not believe that Leven and Aronson constitute part of their "group" under Section 13d and therefore Leven and Aronson are not required to consider shares beneficially owned by the Reporting Entities in the calculation of their beneficial ownership of shares.

     Preferred Stock. Of the shares of preferred stock to be purchased by SDI, 10,000 shares of Series B Preferred Stock will be convertible/exchangeable into shares of Class A Common Stock. The holders of Series B Preferred Stock may, at their option, convert/exchange their shares of Series B Preferred Stock into shares of Class A Common Stock at any time prior to redemption. The Series B Preferred Stock has an initial conversion/exchange price of $7.50 per share which may be adjusted downward upon certain events as described in the certificate of designation attached as an exhibit to the Recapitalization Agreement which was filed as an exhibit to USFS' Current Report on Form 8-K filed on June 6, 2000 (the "Conversion Price"). The number of shares of Class A Common Stock issuable upon conversion/exchange of the Series B Preferred Stock, assuming no adjustment to the initial conversion price, shall be 10,000,000 shares of Class A Common Stock. After its issuance, the Series B Preferred Stock shall vote on an as-converted basis.

     Changes to the Board of Directors. One of the conditions to the closing of the Recapitalization Agreement is that all of the members of the Board of Directors of USFS, other than Michael A. Leven, Stephen N. Romaniello and Douglas G. Geoga, shall have resigned. The remaining members of the Board of Directors will then take all necessary steps to cause the Board of Directors to consist of eleven members immediately following the effective time of the resignations. The three remaining members of the Board of Directors shall then appoint three independent directors and five other directors as will be designated by the Reporting Entities.

     Restrictions on Stock Acquisitions. In connection with the execution of the Recapitalization Agreement, the Reporting Entities have agreed to refrain from purchasing shares of USFS Common Stock, either on the open market or, except under certain circumstances, in connection with any other transaction, at a price less than (1) $7.50, if such transaction is effected within 24 months after the closing date of the Recapitalization Agreement, or (2) if effected after a 24 month period at a price that is less than the highest bid price per share for the preceding 52 week period. The price at which the Reporting Entities may not purchase shares of USFS Common Stock will be adjusted for any stock split, stock dividend, reclassification, or any other action with respect to the outstanding shares of USFS stock. Any adjustment shall be made pursuant to a resolution of the Board of Directors with the affirmative vote of a majority of the independent directors.

     Delisting or deregistration of the Company's Class A Common Stock. The Reporting Entities do not expect: (i) the issuance of the preferred stock in connection with the Recapitalization Agreement or (ii) the purchase of up to an aggregate of 8,666,666 shares of Class A Common Stock including shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock from its stockholders in the Offer to cause the Class A Common Stock to be delisted from the Nasdaq National Market. The transactions contemplated by the Recapitalization Agreement may cause USFS to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act. However, under the Recapitalization Agreement, the Reporting Entities agreed to use reasonable efforts to cause the Class A Common Stock to continue to be listed on Nasdaq which will require that the Class A Common Stock continue to be registered under the Act. There can be no assurance, however, that consummation of such transactions will not result in such delisting or deregistration.

ITEM 5.   INTERESTS IN SECURITIES OF ISSUER

          All information regarding beneficially ownership was provided by USFS.

     (a) Aggregate Amount Beneficially Owned and Percent of Class: The aggregate number of shares of Common Stock owned beneficially by the Reporting Entities is 6,633,529, representing (i) 2,099,775 shares of Class A Common Stock which Meridian Associates, L.P. holds directly, (ii) 22,447 shares of Class A Common Stock which HSA Properties, Inc. holds directly, (iii) 1,803,388 shares of Class A Common Stock which Meridian shares the power to direct the vote on certain matters pursuant to the Voting Agreements, and (iv) 2,707,919 shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock of Leven and Aronson which Meridian shares the power to direct the vote on certain matters pursuant to the Voting Agreements. SDI, Inc. does not own shares of Common Stock of USFS.

     (b) Number of shares of Common Stock as to which Reporting Entities hold:

          With respect to Meridian Associates, L.P.
          (i) Sole power to vote or to direct the vote - 2,099,775 votes which Meridian has the sole power to vote consisting of shares of Class A Common Stock which are held directly by Meridian.
          (ii) Shared power to vote or to direct the vote - 4,511,307 votes which Meridian shares the power to direct the vote consisting of (1) 1,803,388 shares of Class A Common
                    Stock which Meridian shares the power to direct the vote on certain matters pursuant to the Voting Agreements, and
                    (2) 2,707,919 shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock which Meridian shares the power to direct the vote on certain matters pursuant to the Voting Agreements. Class B Common Stock is super-voting stock and has the power to vote 10 votes for each one share of Class B Common Stock.
          (iii)     Sole power to dispose or direct the disposition
                    - 2,099,775 shares of Class A Common Stock which Meridian has the sole power to vote.
          (iv)      Shared power to dispose or direct the disposition
                    - 2,099,318 shares of Class A Common Stock held by Aronson which Aronson has agreed to tender in the Offer in connection with the Voting Agreement with Aronson.

          With respect to HSA Properties, Inc.
          (i) Sole power to vote or to direct the vote - 22,447 shares of Class A Common Stock held directly by HPI.
          (ii)      Shared power to vote or to direct the vote - 0

          (iii) Sole power to dispose or direct the disposition - 22,447 shares of Class A Common Stock.
          (iv)      Shared power to dispose or direct the disposition - 0.

          With respect to SDI, Inc.
          (i)       Sole power to vote or to direct the vote - 0
          (ii)      Shared power to vote or to direct the vote - 0
          (iii)     Sole power to dispose or direct the disposition - 0
          (iv)      Shared power to dispose or direct the disposition - 0

     (c)  Transactions in the previous 60 days.

          Except as noted above, the Reporting Entities herein have not, and to the best knowledge of each of the Reporting Entities, none of the general partner of Meridian or the executive officers or directors listed in Item 1 hereto, has effected any transactions in shares of Class A Common Stock during the past 60 days.

     (d) Any other person known to have the right to receive or the power to direct dividends.

          None.

     (e) Date on which the reporting person(s) ceased to be a beneficial owner of more than five percent of the class of securities.

          Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See the information in Item 4, which is incorporated into this Item 6.

     Stockholders Agreement. In connection with the execution of the Recapitalization Agreement, the Reporting Entities, Leven, Steven Romaniello and certain members of the Leven family will enter into a Stockholders Agreement effective upon the closing of the Recapitalization Agreement (the "Stockholders Agreement"). The Stockholders Agreement provides for various rights and restrictions, some of which include: later restrictions with respect to the transfer of Common Stock of Leven and Romaniello, a right of first offer, tag-along rights, co- sale rights, and an agreement to cause the Board of Directors to elect Leven and Romaniello and six persons designated by the Reporting Entities to the USFS Board of Directors. The complete text of the Stockholders Agreement is attached as an exhibit to the Recapitalization Agreement.

     Registration Rights Agreement. In connection with the execution of the Recapitalization Agreement, the Company will enter into a Registration Rights Agreement effective upon the closing of the Recapitalization Agreement with the Reporting Entities and Aronson (the "Registration Rights Agreement"). The Registration Rights Agreement grants the Reporting Entities the right to demand on three separate occasions that USFS, at its expense, register the Reporting Entities' unregistered shares of Class A Common Stock under the Securities Act of 1933, as amended. Aronson may include his shares of Class A Common Stock in any such demand registration. The Reporting Entities and Aronson may also include their shares of Class A Common Stock in any registration initiated by USFS. In each case, the shares requested to be registered are subject to limitations or reductions depending upon the circumstances of the offering. The complete text of the Registration Rights Agreement is attached as an exhibit to the Recapitalization Agreement.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1      Written agreement regarding joint filing pursuant to Rule
               13d-1(k).

Exhibit 2      Recapitalization Agreement incorporated by reference from
               Exhibit 2.1 to the Current Report on Form 8-K of USFS filed
               6/6/00.

Exhibit 3 Leven Agreement incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of USFS filed 6/6/00.

Exhibit 4 Aronson Agreement incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of USFS filed 6/6/00.

Exhibit 5      Stockholders Agreement incorporated by reference from Exhibit
               2.1 to the Current Report on Form 8-K of USFS filed 6/6/00.

Exhibit 6      Registration Rights Agreement incorporated by reference from
               Exhibit 2.1 to the Current Report on Form 8-K of USFS filed
               6/6/00.

Signature

     After reasonable inquiry to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 13, 2000


MERIDIAN ASSOCIATES, L.P.
By:  MERIDIAN INVESTMENT, INC.,
     ITS GENERAL PARTNER

     /s/ HAROLD S. HANDELSMAN
     -------------------
     By:  Harold S. Handelsman
     Its: Vice President


Dated: June 13, 2000

SDI, INC.

/s/ HAROLD S. HANDELSMAN
--------------------
By:  Harold S. Handelsman
Its: Vice President, Secretary and Treasurer



Dated: June 13, 2000

HSA PROPERTIES, INC.

/s/ HAROLD S. HANDELSMAN
--------------------
By:  Harold S. Handelsman
Its: Vice President